PROFESSIONALLY MANAGED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

with

BROWN INVESTMENT ADVISORY INCORPORATED

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is effective as of the 12th day of April, 2010, by and between Professionally Managed Portfolios, a Massachusetts business trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Funds”), and the Advisor of the Funds, Brown Investment Advisory Incorporated (the “Advisor”).

WITNESSETH:

WHEREAS, the Advisor renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Advisor dated as of the 12th day of April, 2010, (the “Investment Advisory Agreement”); and

WHEREAS, the Funds, and each of its respective classes, is responsible for, and has assumed the obligation for, payment of certain expenses pursuant to the Investment Advisory Agreement that have not been assumed by the Advisor; and

WHEREAS, the Advisor desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Advisor to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Advisor hereby agrees to limit each class of  each Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’s respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Funds, as accrued each month, exceed its Annual Limit, the Advisor will pay to that class of the Funds, on a monthly basis, the excess expense within fifteen 15 calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due.   In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than 15 calendar days, the Trust will provide the Advisor with ten 10 calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of the Funds, is defined to include all expenses necessary or appropriate for the operation of the Funds and each of its classes, including the Advisor’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation.

3. REIMBURSEMENT OF FEES AND EXPENSES. The Advisor retains its right to receive reimbursement of any excess expense payments paid by it pursuant to this Agreement under the same terms and conditions as it is permitted to receive reimbursement of reductions of its investment management fee under the Investment Advisory Agreement.

4. TERM. This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for a period of not less than two years, unless sooner terminated as provided in Paragraph 5 of this Agreement.

5. TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Funds, upon sixty (60) days’ written notice to the Advisor. This Agreement may not be terminated by the Advisor without the consent of the Board of Trustees of the Trust, which consent will not be unreasonably withheld. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	BROWN INVESTMENT ADVISORY INCORPORATED

By: /s/Robert M. Slotky	By: /s/D.M. Churchill
Name: Robert M. Slotky	Name: David M Churchill
Title: President	Title: Treasurer

Appendix A

PROFESSIONALLY MANAGED PORTFOLIOS

Brown Advisory Funds
Operating Expense Limits
(as a percentage of average daily net assets)

Series of Professionally Managed Portfolios	Institutional Shares	Class A	Class D
Brown Advisory Growth Equity Fund	1.15%	1.60%	N/A
Brown Advisory Value Equity Fund	1.15%	1.60%	N/A
Brown Advisory Flexible Value Fund	1.15%	1.35%	N/A
Brown Advisory Small-Cap Growth Fund	1.40%	1.85%	1.35%
Brown Cardinal Small Companies Fund	1.40%	1.85%	N/A
Brown Advisory Small-Cap Fundamental Value Fund	1.40%	1.85%	N/A
Brown Advisory Opportunity Fund	1.50%	1.70%	N/A
Brown Advisory Core International Fund	1.50%	N/A	N/A
Brown Advisory Maryland Bond Fund	0.60%	N/A	N/A
Brown Advisory Intermediate Income Fund	0.60%	0.80%	N/A